FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                March 31, 2006

                               File no. 0-17630


                             NYSE Trading Commences



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: NYSE Trading Commences



      N    E    W    S                R    E    L    E    A    S    E


                                                                  March 31, 2006


               CRH BEGINS TRADING ON THE NEW YORK STOCK EXCHANGE


CRH plc, the international building materials group, announces that its American Depositary Shares (ADSs), representing the Company's Ordinary Shares, began trading today on the New York Stock Exchange (NYSE) under the ticker symbol "CRH ".

To mark the event, Chief Executive Liam O'Mahony will ring The Opening BellSM Tuesday, April 4th 2006 at 09:30 (EST).

CRH plc is headquartered in Ireland and has operations in 25 countries worldwide, employing more than 66,500 people at over 2,600 locations. Its operations focus on three closely related core businesses: primary materials, value-added building products and building materials distribution. In 2005, CRH generated operating profit of EUR1,392 million on sales of EUR14,449 million and reported profit before tax of EUR1,279 million.


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director



Date:  31 March 2006



This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be
part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.